STANDARD & POOR'S UPGRADES ECOPETROL'S INTERNATIONAL RATING

•	The long-term rating in foreign currency is upgraded from BBB- with “positive” outlook to BBB with “stable” outlook.
•	The short-term rating in foreign currency is upgraded from A3 to A2.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the risk rating agency Standard & Poor's has upgraded its foreign currency ratings. These ratings cover debt issuances by Ecopetrol S.A. in Colombia and abroad. The following is a summary of the update:

•	Long-term rating in foreign currency: upgraded from BBB- to BBB.
•	Short-term rating in foreign currency: upgraded from A3 to A2.
•	Long-term rating in local currency: remains the same at BBB+.
•	Short-term rating in local currency: remains the same at A2.
•	Rating outlooks: changed from "positive" to "stable."
•	"Stand alone" rating: remains the same at bbb-.

The rating decision made by Standard & Poor's reflects its rating upgrade for the Republic of Colombia and the agency's opinion concerning the strong likelihood of timely and sufficient support to the company by its main shareholder. Also in its report, Standard & Poor's underscores Ecopetrol S.A.'s very important role in Colombia, given its position as the country's largest oil and gas company and its important ties with the national government.

The complete article can be found in www.standardandpoors.com

Bogota, April 26, 2013

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co